Term Sheet No. K85 To the Product Supplement No. AK-I dated November 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 March 4, 2010
$ Buffered Accelerated Return Equity Securities due March 26, 2013 Linked to Gold
General
•
The securities are designed for investors who seek a leveraged return linked to the appreciation of the price of gold, subject to the Underlying Return Cap, which is expected to be between 44.80% and 48.80% (to be determined on the Trade Date). Investors should be willing to forgo interest payments and, if the Underlying declines by more than 15%, be willing to lose up to 85% of their investment. Any payment at maturity is subject to our ability to pay our obligations as they become due.

•	Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing March 26, 2013†.
•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•
The securities are expected to price on or about March 19, 2010 (the “Trade Date”) and are expected to settle on or about March 26, 2010. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:	Gold. For more information on the Underlying, see “The Underlying” herein.
Redemption Amount:
At maturity, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below.

Underlying Return:	• If the Final Price is greater than or equal to the Initial Price, the Underlying Return will be the lesser of (i) the Underlying Return Cap and (ii) an amount calculated as follows:
Upside Participation Rate ×	Final Price – Initial Price Initial Price
•	If the Final Price is less than the Initial Price by not more than the Buffer Amount, the Underlying Return will equal zero and the Redemption Amount will equal the principal amount of the securities.
•	If the Final Price is less than the Initial Price by more than the Buffer Amount, the Underlying Return will be calculated as follows:
Final Price – Initial Price Initial Price	+ Buffer Amount

If the Final Price is less than the Initial Price by more than the Buffer Amount, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose up to $850 per $1,000 principal amount.

Upside Participation Rate:	Expected to be between 112% and 122% (to be determined on the Trade Date).
Underlying Return Cap:	Expected to be between 44.80% and 48.80% (to be determined on the Trade Date).
Buffer Amount:	15%
Initial Price:	The Gold Price on the business day immediately following the Trade Date.
Final Price:	The Gold Price on the Valuation Date.
Gold Price:
On any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by The London Gold Market Fixing Ltd. on such date and quoted on Bloomberg page “GOLDLNPM,” or any successor page.

Valuation Date†	March 19, 2013
Maturity Date†:	March 26, 2013
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546ERS53
† Subject to postponement in the event of a Market Disruption Event as described herein under “Market Disruption Events” or early acceleration in the event of a hedging disruption event as described herein under “Commodity Hedging Disruption Events.”

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this term sheet and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the term sheet, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$
(1)  Credit Suisse is offering the securities for sale on a fixed price basis at an offering price of $1,000 per $1,000 principal amount of securities. An affiliate of Credit Suisse will pay a fee of 0.50% or $5.00 per $1,000 principal amount of securities to a broker-dealer in connection with the distribution of the securities. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse
March 4, 2010

Additional Terms Specific to the Securities

You should read this term sheet together with the product supplement dated November 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. AK-I dated November 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909010427/a2195638z424b2.htm

•	Prospectus supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This term sheet, together with the documents listed above, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity

The table and examples below illustrate the hypothetical Redemption Amount per $1,000 principal amount of securities for a range of hypothetical scenarios and assume an Initial Price of $1130, an Upside Participation Rate of 117% (the midpoint of the expected range set forth on the cover page of this term sheet) and an Underlying Return Cap of 46.80% (the midpoint of the expected range set forth on the cover page of this term sheet). The actual Initial Price, Upside Participation Rate and Underlying Return Cap will be determined on the Trade Date. The hypothetical Redemption Amounts set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will be based on the Final Price on the Valuation Date. The numbers appearing in the table below have been rounded for ease of analysis.

Final Price ($)	Percentage Change in Underlying Price	Underlying Return	Redemption Amount
2260.00	100.00%	46.80%	$1,468.00
1977.50	75.00%	46.80%	$1,468.00
1695.00	50.00%	46.80%	$1,468.00
1582.00	40.00%	46.80%	$1,468.00
1469.00	30.00%	35.10%	$1,351.00
1356.00	20.00%	23.40%	$1,234.00
1299.50	15.00%	17.55%	$1,175.50
1243.00	10.00%	11.70%	$1,117.00
1186.50	5.00%	5.85%	$1,058.50
1158.25	2.50%	2.93%	$1,029.30
1141.30	1.00%	1.17%	$1,011.70
1130.00	0.00%	0.00%	$1,000.00
1073.50	−5.00%	0.00%	$1,000.00
1017.00	−10.00%	0.00%	$1,000.00
960.50	−15.00%	0.00%	$1,000.00
904.00	−20.00%	−5.00%	$950.00
791.00	−30.00%	−15.00%	$850.00
678.00	−40.00%	−25.00%	$750.00
565.00	−50.00%	−35.00%	$650.00
452.00	−60.00%	−45.00%	$550.00
339.00	−70.00%	−55.00%	$450.00
226.00	−80.00%	−65.00%	$350.00
113.00	−90.00%	−75.00%	$250.00
0.00	−100.00%	−85.00%	$150.00

The following examples illustrate how the Redemption Amount is calculated.

Example 1: The Final Price is 1695, an increase of 50% from the Initial Price. The determination of the Redemption Amount when the Final Price is greater than the Initial Price is as follows:

Underlying Return	=	the lesser of (i) the Underlying Return Cap and (ii) Upside Participation Rate × [(Final Price - Initial Price) / Initial Price]
	=	the lesser of (i) the Underlying Return Cap and (ii) 117% × [(1695 - 1130) / 1130]
	=	the lesser of (i) 46.80% and (ii) 58.50%
	=	46.80%
Redemption Amount	=	Principal × (1 + Underlying Return)
	=	$1,000 × 1.468
	=	$1,468

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,468 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the price of the Underlying, subject to the Underlying Return Cap.

Example 2: The Final Price is 1186.50, an increase of 5% from the Initial Price. The determination of the Redemption Amount when the Final Price is greater than the Initial Price is as follows:

Underlying Return	=	the lesser of (i) the Underlying Return Cap and (ii) Upside Participation Rate × [(Final Price - Initial Price) / Initial Price]
	=	the lesser of (i) the Underlying Return Cap and (ii) 117% × [(1186.50 - 1130) / 1130]
	=	the lesser of (i) 46.80% and (ii) 5.85%
	=	5.85%
Redemption Amount	=	Principal × (1 + Underlying Return)
	=	$1,000 × 1.0585
	=	$1,058.50

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,058.50 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the price of the Underlying.

Example 3: The Final Price is 1130, equal to the Initial Price. Because the Final Price is equal to the Initial Price, at maturity you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 4: The Final Price is 1073.50, a decrease of 5% from the Initial Price. Because the Final Price is less than the Initial Price by not more than 15%, at maturity you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 5: The Final Price is 904, a decrease of 20% from the Initial Price. The determination of the Redemption Amount when the Final Price is less than the Initial Price by more than 15% is as follows:

Underlying Return	=	[(Final Price - Initial Price) / Initial Price] + Buffer Amount
	=	[(904 - 1130) / 1130] + 15%
	=	−5%
Redemption Amount	=	Principal × (1 + Underlying Return)
	=	$1,000 × 0.95
	=	$950

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $950 per $1,000 principal amount of securities because the Final Price is less than the Initial Price by more than the Buffer Amount and you will participate in any depreciation in the price of the Underlying beyond the Buffer Amount.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your principal amount in excess of $150 per $1,000 principal amount. You could lose up to $850 per $1,000 principal amount of securities. If the Final Price is less than the Initial Price by more than 15%, you will lose 1% of your principal for each 1% decline in the Final Price as compared to the Initial Price beyond the Buffer Amount of 15%. Any payment at maturity is subject to our ability to pay our obligations as they become due.

•
THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•
CAPPED APPRECIATION POTENTIAL – If the Final Price is greater than the Initial Price, for each $1,000 principal amount of securities, you will be entitled to receive at maturity $1,000 multiplied by the sum of 1 plus the Underlying Return, subject to the Underlying Return Cap. The Underlying Return will not exceed the Underlying Return Cap which is expected to be between 44.80% and 48.80% (to be determined on the Trade Date), regardless of the appreciation in the Underlying, which may be significant. Accordingly, the maximum Redemption Amount of the securities at maturity is expected to be between $1,448 and $1,488 per $1,000 principal amount of securities.

•
COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE UNDERLYING – Market prices of gold tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the securities to be more volatile than the values of traditional securities. These and other factors may affect the price of gold, and thus the value of your securities, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

•
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY – The securities are linked exclusively to the Gold Price and not to a diverse basket of commodities or a broad-based commodity index. The Gold Price may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than securities linked to the prices of multiple commodities or a broad-based commodity index.

•
OWNING THE SECURITIES IS NOT THE SAME AS OWNING THE ACTUAL COMMODITY – The return on your securities will not reflect the return you would realize if you actually held gold. A holder of the securities will not have any direct or indirect rights to gold.

•
A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE SECURITIES – If a Commodity Hedging Disruption Event (as defined under “Commodity Hedging Disruption Events” below) occurs, we will have the right, but not the obligation, to accelerate the payment on the securities. The amount due and payable per $1,000 principal amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration.

•
THE SECURITIES ARE NOT REGULATED BY THE COMMODITY FUTURES TRADING COMMISSION – The proceeds to be received by us from the sale of the securities will not be used to purchase or sell any commodities futures contracts or options on futures contracts for your benefit. An investment in the securities thus does not constitute either an investment in futures contracts, options on futures contracts or in a collective investment vehicle that trades in futures contracts (i.e., the securities will not constitute a direct or indirect investment by you in futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the “CFTC.” We are not registered with the CFTC as a futures commission merchant or a commodity pool operator and you will not benefit from the CFTC’s or any other non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant or to persons who invest in regulated commodity pools.

•
THERE ARE RISKS IN SECURITIES RELATING TO COMMODITIES TRADING ON THE LONDON BULLION MARKET ASSOCIATION – Gold is traded on the LBMA. The LBMA is a self-regulated association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of commodities trading on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

•
LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	NO INTEREST PAYMENTS – As a holder of the securities, you will not receive interest payments.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the price of the gold on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Gold Price;

o	the time to maturity of the securities;

o	interest and yield rates in the market generally;

o
global supply and demand for gold and supply and demand trends for gold, which are influenced by such factors as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales of gold, and production and cost levels in major gold-producing countries;

o	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally and which may affect the price of gold; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

The Underlying

The securities are linked to the price of gold, as reflected by the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, and calculated by The London Gold Market Fixing Ltd. Such afternoon gold fixing price is quoted on Bloomberg page “GOLDLNPM.” The members of The London Gold Market Fixing Ltd. are Barclays Capital, The Bank of Nova Scotia - Scotia Mocatta, Deutsche Bank AG London, Societe Generale Corporate & Investment Banking, and HSBC Investment Banking Group. The fix is carried out twice a day, at 10.30 a.m. and 3 p.m. London local time via telephone by the 5 members.

Historical Information

The following graph sets forth the historical performance of the Gold Price January 1, 2003 through March 2, 2010. The Gold Price on March 2, 2010 was 1126.50. We obtained the Gold Prices below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Historical Gold Prices should not be taken as an indication of future performance, and no assurance can be given as to the Gold Price of the Underlying on any trading day during the term of the securities, including on the Valuation Date. We cannot give you assurance that the performance of the Underlying will result in any return of your investment beyond the Buffer Amount.

Market Disruption Events

A “Market Disruption Event” is the occurrence on any day of any one or more of the following circumstances: (a) the termination or suspension of, or material limitation or disruption for at least two hours in the trading of gold or a futures or options contract thereon; (b) a futures or options contract on gold is a ‘‘limit price,’’ which means that such fixing price for a day has increased or decreased from the previous day’s fixing price by the maximum amount permitted under applicable exchange rules; (c) failure of the LBMA, or successor thereto, to calculate or publish the fixing price for gold; and (d) the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to gold or relevant futures contract (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after the issue date, if the direct effect of such imposition, change or removal is to raise or lower the fixing price on the day on which the fixing price would otherwise be determined from what it would have been without that imposition, change or removal.  In the case of (a), (b), (c) or (d) if, in the determination of the calculation agent, such termination, suspension, limitation or disruption is material.

If the calculation agent determines that a Market Disruption Event exists with respect to the Underlying on the Valuation Date, then the calculation agent will determine a Special Ending Price and use this Special Ending Price when calculating the Final Price. The “Special Ending Price” will be the Gold Price for the first subsequent trading day upon which no Market Disruption Event occurs; provided that if the calculation agent determines that a Market Disruption Event exists with respect to the Underlying on each of the five trading days immediately following the scheduled Valuation Date, (a) the fifth succeeding trading day after the scheduled Valuation Date will be deemed to be the Valuation Date, notwithstanding the Market Disruption Event, and (b) the calculation agent will determine the Final Price on that deemed Valuation Date using its good faith estimate of the Gold Price that would have prevailed but for the suspension or limitation, as of the valuation time on the deemed Valuation Date. As a result of the foregoing, Final Price may differ substantially from the Final Price that would have been obtained on the scheduled Valuation Date in the absence of a Market Disruption Event.

If the Valuation Date is affected by a Market Disruption Event as described above, then the Maturity Date will be postponed to the third business day following the Valuation Date as postponed. No interest or other payment will be payable because of any such postponement of the Maturity Date.

Commodity Hedging Disruption Events

If a Commodity Hedging Disruption Event (as defined below) occurs, we will have the right, but not the obligation, to accelerate the payment on the securities by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the business day immediately following the day on which such Commodity Hedging Disruption Event occurred. The amount payable per $1,000 principal amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the Depository Trust Company (“DTC”) of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a Commodity Hedging Disruption Event.

A “Commodity Hedging Disruption Event” means that: (a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the Trade Date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities (“hedge positions”), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or (b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity related obligations with respect to the securities, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, we intend to treat the securities, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Underlying that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments and they had term of more than one year, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse. If the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments. Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as debt instruments or contingent payment debt instruments.

It is also possible that the IRS would seek to characterize your securities as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked to market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements.  Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless  (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Possible Legislation Affecting Dividend Equivalent Payments

On February 24, 2010, the “Hiring Incentives to Restore Employment Act” (the “Act”) was passed in the U.S. Senate.  The Act is similar to legislation which passed the U.S. House of Representatives on December 9, 2009.  The Act, if enacted, would treat a “dividend equivalent” payment as a dividend from sources within the United States.  Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally would be subject to U.S. withholding tax.  A “dividend equivalent” payment is (i) a substitute dividend payment, (ii) a payment made pursuant to a notional principal contract that is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).  These changes would apply to payments made on or after the date that is 180 days after the date on which the Act is enacted.  Where the securities reference an interest in securities or an index that may provide for the payment of dividends from sources within the United States, absent guidance from the IRS, it is uncertain whether the IRS would determine that payments under the securities are substantially similar to a dividend.  If the IRS determines that a payment is substantially similar to a dividend, it may be subject to U.S. withholding tax, unless reduced by an applicable tax treaty, if the Act is enacted.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death.  The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) whether income and gain on such an instrument should be ordinary or capital, and (c) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation Affecting Securities Held Through Foreign Accounts

If enacted, the Act would also impose a 30% withholding tax on “withholdable payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or to certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.

Withholding under the Act would apply to all withholdable payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it would be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity. Generally, the Act’s withholding and reporting regime is proposed to apply to payments made after December 31, 2012. Thus, if you hold your securities through a foreign financial institution or foreign corporation or trust, a portion of any of your payments may be subject to 30% withholding if the Act is enacted and payment is made after December 31, 2012.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution (Conflicts of Interest)

Credit Suisse is offering the securities for sale on a fixed price basis at an offering price of $1,000 per $1,000 principal amount of securities. An affiliate of Credit Suisse will pay a fee of 0.50% or $5.00 per $1,000 principal amount of securities to a broker-dealer in connection with the distribution of the securities.  If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

We expect that delivery of the securities will be made against payment for the securities on or about March 26, 2010, which will be the fifth business day following the Trade Date for the securities (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date or the following business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse